Exhibit (e)(29)

August 25, 2014

Mr. Frank G. Paci

510 Tullamore Way

Milton, Georgia 30004

RE:	Offer of Employment – President and Chief Executive Officer

Dear Frank,

I am pleased to confirm our offer of employment for you to join Einstein Noah Restaurant Group, Inc. as President and Chief Executive Officer and Executive Board Member. We’ve built an outstanding team at Einstein Noah, and we are confident that you will be an exceptional leader for the business and partner with the Board.

Your annual base salary to start will be $630,000 and will increase to $650,000 on July 1, 2015, provided your performance is deemed acceptable vs. your performance objectives as reviewed by the Board of Directors. Thereafter your performance will be measured annually and you will be eligible for base salary increases based on your performance vs. annual objectives.

Your target bonus incentive will be 100% of base salary ($630,000) with potential to achieve 150% of target bonus based on achievement vs. bonus plan targets. Further description of the bonus plan is addressed later in this letter. Additionally and to compensate for lost bonus potential with your current employer the Company will provide you with a 2014 bonus of $200,000, payable at that time when the 2014 annual company bonus is paid out, normally the first week of March.

You will be eligible for an annual Long Term Incentive Award (LTI), at the sole discretion of the Board, and the value at time of grant of your annual award is equal to 100% of your base salary ($630,000). Your 2015 annual LTI grant will be a mix of restricted share units (50%) and performance share units (50%). Additionally and to compensate for lost LTI value with your previous employer, the company will provide you with an initial grant of restricted share units when you join the company valued at $1,000,000 and an initial grant of performance share units valued at $250,000. Vesting detail provided later in this letter. In the event a Change in Control were to occur prior to the 2015 annual grant of LTI’s the Company will award your 2015 LTI grant to you and vest it fully and immediately.

As a regular, full-time employee of Einstein Noah Restaurant Group, Inc., you will be eligible to participate in the employee benefit plans that are offered to regular exempt staff. A description of those benefits plans will be provided to you under separate cover. In normal circumstances you would be eligible for medical and dental coverage on the first of the month following 30 days of employment, and in your case, if required, we will provide a medical and dental subsidy to pay for the equivalent coverage for you and your family in this interim period. As a highly compensated employee, you are not able to participate in our 401(k), but, depending on your age you may be eligible for the 401(k) catch up provisions as allowed by the IRS. In addition, you will be eligible to participate in our Non-Qualified

Compensation Plan subsequent to Board of Director approval. With respect to vacation benefits, you will be provided with 27 days in accordance with the company’s Paid Time Off Policy. Your benefit is prorated in 2014 based on your start date and the specifics of this policy will be explained under separate cover.

In addition to the above mentioned benefits, the Company will also provide you with company-paid life insurance of $400,000 and Long Term Disability based on your base salary of $630,000. You will also be eligible to participate in our Flexible Spending Account, providing you the ability to defer a portion of your health and welfare out of pocket expenses in pre-tax dollars.

Bonus Plan

As a participant in the Corporate Bonus Plan, you will be eligible for a target incentive bonus based on 100% of your base salary, with potential to achieve 150% of base salary. The incentive bonus is based on the achievement by the company of a combination of financial measures (EBITDA, same store sales and system wide revenue), which represents 80% of your bonus target as well as your accomplishment vs. individual performance goals, which represents 20% of your bonus target. Your bonus for 2014 will be $200,000.

Long Term Incentive Compensation

The Company will provide you with an initial grant of restricted share units (RSU’s) valued at $1,000,000. This equity grant will be approved at a special meeting of the Board as soon as reasonably possible following your acceptance of this offer. This grant will vest as follows; 40% of the RSU grant vesting one year from the date of the award, 40% of the RSU grant vesting two years from the date of the award and 20% of the grant of RSU’s vesting three years from the date of the award.

The Company will also provide you with an initial grant of performance share units (PSU’s) valued at $250,000. This equity grant will be approved at a special meeting of the Board as soon as reasonably possible following your acceptance of this offer. This grant will “cliff vest” 100% of the award three years from the date of the grant provided the performance requirement is achieved.

You will also be eligible for the annual LTI grant which normally occurs in February. All grants are subject to the terms and conditions of the company Omnibus Plan and at the sole discretion of the Board. Please see attached Omnibus Plan.

In the event of a change in control, the above mentioned stock options and restricted shares will vest in accordance with your Change in Control Agreement.

Change in Control

The company will provide a Change in Control Agreement consistent with the change in control agreements previously provided to other executives. Please note that this agreement is subject to Board of Director approval. Agreement attached.

Severance

The company will provide you with a non-cause termination severance benefit of 12 months of base salary. Agreement attached.

Normal Withholdings

Please note that all cash and equity-based compensation referred to in this agreement is subject to normal withholdings.

Background Check

As discussed and as a matter of normal course, this offer is contingent upon our receipt of a satisfactory report regarding a background check on you, which will be conducted by KROLL Background America, Inc.

Relocation Plan (TBD)

The Company agrees to provide a relocation allowance of $150,000 to facilitate your move to the Denver area within six months of starting with the Company. The allowance is payable at that time when the relocation commences. Interim housing, travel and other reasonable and customary living expenses will be provided by the Company for your time in the Denver area prior to relocating.

We will confirm your start date following agreement on the terms of your employment offer and satisfactory background check confirmation. In the interim if you have any questions regarding this offer please don’t hesitate to call me or our head of HR, Dean Mackey @ 303 518 3256, dmackey@einsteinnoah.com.

Please acknowledge your acceptance of this offer of employment in the space provided and return a copy to me. Alternatively you may send a copy back to Dean Mackey.

Again, I welcome you to the Einstein Noah team and look forward to working with you. Congratulations!

Sincerely,

/s/ Nelson Heumann

Nelson Heumann
Chairman of the Board of Directors
Einstein Noah Restaurant Group, Inc.

I hereby accept the offer as stated above and also acknowledge that I do not have any contractual obligations or non-compete agreements which would inhibit me from performing my duties of President and Chief Executive Officer of Einstein Noah Restaurant Group, Inc.

Signature: /s/ Frank G. Paci	Date: 8/28/14

Witness Signature: /s/ Frances Paci	Date: 8/28/14